SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
          (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT)


                              (Final Amendment)


             WINTHROP FINANCIAL ASSOCIATES, A LIMITED PARTNERSHIP
                               (Name of Issuer)


             WINTHROP FINANCIAL ASSOCIATES, A LIMITED PARTNERSHIP
          (on its own behalf and as a successor to Londonderry
                     Acquisition Limited Partnership)
                   LINNAEUS ASSOCIATES LIMITED PARTNERSHIP
                      (Name of Persons Filing Statement)


                ASSIGNEE UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     (N/A)
                    CUSIP Numbers of Classes of Securities

                              RICHARD J. McCREADY
                            CHIEF OPERATING OFFICER
          ONE INTERNATIONAL PLACE
          BOSTON, MASSACHUSETTS 02110(617) 330-8600

               (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                  Copies to:
                             PATRICK J. FOYE, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000

          This statement is filed in connection with (check the
          appropriate box):
          a.  (X)   The filing of solicitation materials or an
                    information statement subject to Regulation 14A,
                    Regulation 14C, or Rule 13e-3(c) under the
                    Securities Exchange Act of 1934.
          b.  ___   The filing of a registration statement under the
                    Securities Act of 1933.
          c.  ___   A tender offer.
          d.  ___   None of the above.
          Check the following box if the soliciting materials or information statement referred to in checking box (a) are
          preliminary copies.   (X)

                           CALCULATION OF FILING FEE

          Transaction Valuation: $14,225,788*  Amount of Filing Fee:
          $2,845.16

          * For purposes of calculating fee only. This amount assumes that 1,354,837 Assignee Units of Limited
               Partnership interest will be converted into the right


               to receive consideration of $10.50 per unit in cash, without interest.

           X Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of schedule and the date of its filing.

          Amount previously paid: $2,845.16

          Filing Party:  Winthrop Financial Associates, A Limited
                         Partnership

          Form or registration no.: 5-37467

          Date filed: June 19, 1996


                                 INTRODUCTION


               This Final Amendment (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on June 19, 1996 relates to a merger (the "Merger") of Londonderry Acquisition Limited Partnership, a Delaware limited partnership ("Londonderry"), with and into Winthrop Financial Associates, A Limited Partnership, a Maryland limited partnership (the "Partnership") which was consummated on October 14, 1996 (the "Effective Time"). Under the Agreement and Plan of Merger dated as of June 17, 1996 (the "Merger Agreement"), by and among the Partnership and Londonderry, as of the Effective Time:
          (i) each issued and outstanding Assignee Limited Partnership Unit ("Assignee Unit") sold to the public pursuant to an offering registered with the Securities and Exchange Commission on Form S-11 (the "Public Units"), other than those held by Londonderry, and other than Public Units ("Dissenting Units") held by holders ("Dissenting Unitholders") desiring to exercise their appraisal rights under the Maryland General Corporate Law (the "MGCL"), was converted into the right to receive $10.50 in cash, without interest; (ii) each issued and outstanding Public Unit, other than Dissenting Units, ceased to be outstanding and was cancelled and retired
          ; (iii) Londonderry Holdings LLC, the holder of the entire limited partnership interest of Londonderry, was issued 1,000 Assignee Units of the Partnership in consideration of the transfer of Londonderry's assets to the Partnership and the cancellation of such limited partnership interest; (iv) Londonderry ceased to exist; and (v) all Dissenting Units were not converted into the right to receive $10.50 in cash. Each Dissenting Unitholder is entitled to receive payment of the appraised value of his or her Dissenting Units in accordance with the provisions of Section 3-202 of the MGCL, except that any Dissenting Units held by a holder who shall thereafter withdraw his or her demand for appraisal of such Dissenting Units as provided in Section 3-205 of the MGCL or lose his or her right to such payment as provided in Sections 3-203 and 3-205 of the MGCL shall be deemed converted, as of the effective time of the Merger, into the amount of cash such holder would otherwise have been entitled to receive as a result of the Merger.



               On September 18, 1996, the Partnership filed a definitive information statement (the "Information
          Statement") on Form 14C with the Securities and Exchange Commission (the "Commission").



               The actions and determinations of the Partnership are made on behalf of the Partnership by its general partner, in such capacity. The general partner of the Partnership is Linnaeus Associates Limited Partnership, a Maryland limited partnership ("Linnaeus"), which also currently holds approximately 82.25% of the Assignee Units. The general partner of Linnaeus is W.L. Realty, L.P., a Delaware limited partnership ("WLR"). The sole general partner of WLR is Londonderry Acquisition II Limited Partnership, a Delaware Limited Partnership ("Londonderry II"). The sole general partner of Londonderry II is LDY-GP Partners II, L.P., a Delaware limited partnership ("LDY-GP II"). The general partner of LDY-GP II is Londonderry Acquisition Corporation II, Inc., a Delaware corporation ("LAC II General Partner"). The sole stockholder of Londonderry II is Apollo Real Estate Advisors, L.P., a Delaware limited partnership ("Apollo"). The sole general partner of Apollo is Apollo Real Estate Management, Inc., a Delaware corporation ("AREM").





               This Schedule 13E-3 is being filed by the Partnership (on its own behalf and as a successor to Londonderry) and Linnaeus. The information set forth in the Information Statement, including the Merger Agreement and other Annexes thereto, is incorporated in its entirety herein by reference.




          SIGNATURE

               After due inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              WINTHROP FINANCIAL ASSOCIATES,
                                    A LIMITED PARTNERSHIP

                              By:  Linnaeus Associates Limited
                                   Partnership, its general partner

                              By:  W.L. Realty, L.P., its general
                                   partner

                              By:  Londonderry Acquisition II
                                   Limited Partnership, its general
                                   partner

                              By:  LDY-GP Partners II, L.P., its
                                   general partner


                              By:  Londonderry Acquisition
                                   Corporation II, Inc., its general
                                   partner

                              By: /s/  Edward  Scheetz
                                    Name:  Edward Scheetz
                                    Title: Vice President


          Date: October 15, 1996




                                   SIGNATURE

               After due inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              LINNAEUS ASSOCIATES LIMITED PARTNERSHIP

                              By:  W.L. Realty, L.P., its general
                                   partner

                              By:  Londonderry Acquisition II
                                   Limited Partnership, its general
                                   partner

                              By:  LDY-GP Partners II, L.P., its
                                   general partner

                              By:  Londonderry Acquisition
                                   Corporation II, Inc., its general
                                   partner

                              By: /s/ Edward Scheetz
                                    Name:  Edward Scheetz
                                    Title: Vice President


          Date: October 15, 1996



                                 EXHIBIT INDEX

          10     -  Commitment Letter of The First National Bank of
                    Boston, dated August 8, 1996*

          99.1   -  Definitive Information Statement of Winthrop
                    Financial Associates, A Limited Partnership*


          *      Previously filed.